April 20, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, D.C. 20549

Attn: Mr. Sean Donahue

Re: Vaughan Foods, Inc.

Registration Statement on Form S-3

File No. 333-165589

Dear Sirs:

The Company hereby withdraws its acceleration request.

Very truly yours,

Vaughan Foods, Inc.

/s/ Gene P. Jones

_________________________________

Gene P. Jones, Chief Financial Officer